                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              ------------------

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 5)

                             STEINER LEISURE LIMITED
                                (Name of Issuer)

               COMMON SHARES, PAR VALUE (U.S.) $0.01 PER SHARE
                         (Title of Class of Securities)

                                   P8744Y 10 2
                                 (CUSIP Number)

                                CLIVE E. WARSHAW
                                   SUITE 104A
                                 SAFFREY SQUARE
                               NASSAU, THE BAHAMAS

                                 with a copy to:

                              ROBERT C. BOEHM, P.A.
                            KELLEY DRYE & WARREN LLP
                        1200 19TH STREET, N.W., SUITE 500
                             WASHINGTON, D.C. 20036
                                (202) 955-9600

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 MARCH 26, 1999
           (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e) or 13d-1(f) or 13d-1(g), check the following box |_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                Page 1 of 2 Pages

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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--------------------------                        ---------------------------
CUSIP No. P8744Y 10 2               13D           Page    2    of   4  Pages
--------------------------                        ---------------------------


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1         NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
          Clive E. Warshaw
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |_|
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3         SEC USE ONLY

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4         SOURCE OF FUNDS (SEE INSTRUCTIONS)
          Not applicable.
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United Kingdom
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                7        SOLE VOTING POWER
   NUMBER OF             2,746,115
    SHARES
 BENEFICIALLY
 OWNED BY EACH
   REPORTING
    PERSON
      WITH
-------------------------------------------------------------------------------
                8        SHARED VOTING POWER
                         0
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                9        SOLE DISPOSITIVE POWER
                         2,746,115
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                10       SHARED DISPOSITIVE POWER
                         0
-------------------------------------------------------------------------------
                11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                         REPORTING PERSON
                         2,746,115
-------------------------------------------------------------------------------
                12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
                         (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)  |_|
-------------------------------------------------------------------------------
                13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         16.4%.
-------------------------------------------------------------------------------
                14       TYPE OF REPORTING PERSON
                         IN
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                                INTRODUCTORY NOTE

       This Amendment No. 5 to Schedule 13D amends the Initial Statement on Schedule 13D of Clive E. Warshaw (the "Reporting Person"), dated September 11, 1997, as amended by Amendment No. 1, dated May 31, 1998, Amendment No. 2, dated September 15, 1998, Amendment No. 3, dated November 4, 1998, and Amendment No.4 dated March 1, 1999 (as so amended, the "Amended 13D), to reflect the recent sale by the Reporting Person of common shares, $0.01 par value per share (the "Common Shares"), of Steiner Leisure Limited (the "Company") and certain other information. Except as set forth below, no amendment is being made hereby to the Amended 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

       The Reporting Person made the sale of Common Shares disclosed in Item 5(c) for estate planning purposes and to provide for personal asset liquidity. The Reporting Person currently intends not to sell any additional Common Shares until at least January 1, 2002.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

       (a) and (b) As of March 26, 1999, the Reporting Person beneficially owned and had sole voting and dispositive power with respect to 2,746,115 Common Shares, representing approximately 16.4% of the outstanding Common Shares. That amount includes 155,855 Common Shares issuable upon exercise of options owned by the Reporting Person which options are exercisable within 60 days after the date hereof. That amount excludes 38,145 Common Shares issuable upon exercise of options owned by Michele Steiner Warshaw, Executive Vice President of the Company and the wife of the Reporting Person, which options are exercisable within 60 days after the date hereof, and as to which the Reporting Person disclaims beneficial ownership.

       (c) The Reporting Person has sold 1,725,000 of the Common Shares, in an underwritten public offering pursuant to a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (Registration No. 333-73363), filed by the Company with the Securities and Exchange Commission (the "Registration Statement"), which was declared effective on March 22, 1999 (the "Offering"). The Offering was made pursuant to an underwriting agreement among ING Baring Furman Selz LLC, Raymond James & Associates, Inc. and William Blair & Company, L.L.C. (the "Underwriters"), the Company and the Reporting Person dated March 22, 1999 (the "Underwriting Agreement"). The Underwriting Agreement was
previously filed as Exhibit 1.1 to Amendment No. 1 to the Registration Statement. The closing of the Offering took place on March 26, 1999. The Reporting Person received total proceeds from the Offering of $45,543,500, reflecting an offering price of $28.00 per share less an underwriting discount of $1.54 per share. The Reporting Person incurred expenses in connection with the Offering of approximately $425,000.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       As of March 22, 1999, the Reporting Person entered into the Underwriting Agreement pursuant to which the Offering was made, as described in item 5(c), above.

       The Reporting Person is one of the two named proxies in connection with the annual meeting of shareholders of the Company scheduled to be held on June 18, 1999. As such proxy, the Reporting Person will vote the pertinent shares in accordance with the instructions indicated in the proxy card. If no instructions are indicated, the shares represented by proxy will be voted "for" the election as directors of the Company of the three nominees named in the proxy statement (Leonard I. Fluxman, the President and Chief Operating Officer of the Company, Michele Steiner Warshaw, the Executive Vice President of the Company and the wife of the Reporting Person, and Steven J. Preston, all incumbent directors) to serve until the 2002 annual meeting of shareholders; "for" approval of the amendment of the Company's Amended and Restated Memorandum of Association to increase the Company's authorized Common Shares to 100,000,000; "for" approval of the amendment of the Company's Amended and Restated 1996 Share Option and Incentive Plan to increase the Common Shares issuable thereunder to 3,500,000; "for" the ratification of the appointment of Arthur Anderson LLP as independent auditors for the Company for fiscal year 1999; and in the discretion of the Reporting Person as to any other matter which may properly be presented at the meeting. As of the date hereof, the Reporting Person knows of no other matters which will be brought before the annual meeting.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NUMBER                            DESCRIPTION

       1 Underwriting Agreement dated March 22, 1999 among the Underwriters, the Company and the Reporting Person*


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*Previously filed with Amendment No. 1 to the Company's Registration Statement on Form S-3 (File No. 333-73363)filed with the Securities and Exchange Commission on March 22, 1999.



                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  March 29, 1999                  By:  /S/ CLIVE E. WARSHAW
                                           ---------------------
                                            Clive E. Warshaw


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